Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") on December 1, 2006 announcing that the Company has taken delivery of a Capsize bulk carrier, expanding its fleet to 15 vessels.

                                                                      Exhibit 1


                                                           Corporate Contact:
                                                            Ioannis Zafirakis
                                                 Director and Vice-President
                                                 Telephone: + 30-210-9470100
                                             izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                               Investor and Media Relations:
                                                                 Edward Nebb
                                                            Euro RSCG Magnet
                                                 Telephone: + 1-212-367-6848
                                                        ed.nebb@eurorscg.com


                 DIANA SHIPPING INC. TAKES DELIVERY OF CAPESIZE
                   BULK CARRIER, EXPANDING FLEET TO 15 VESSELS


ATHENS, GREECE, December 1, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that on November 28 the Company took delivery of the newly-built Sideris GS, a 174,186 dwt Capesize dry bulk carrier, built by Shanghai Waigaoqiao Shipbuilding Co. Ltd.

The vessel, as previously announced, is chartered to BHP Billiton Marketing AG for a four-year period with a one year extension at the charterer's option. The gross charter rate for the initial 47 to 49 month period will be: $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year. The charterer has the option to employ the vessel for a further 11-13 month period at a daily charter rate of $48,500. The charter commenced on December 1, 2006.

With the delivery of the Sideris GS, Diana Shipping has increased its fleet to fifteen vessels (thirteen Panamax dry bulk carriers and two Capesize dry bulk carriers). In addition the combined deadweight of the fleet has increased to approximately 1,312,419 tons and the weighted average age has decreased to 3.6 years.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DIANA SHIPPING INC.
                                                (registrant)


Dated:  December 1, 2006                    By:  /s/ Anastassis Margaronis
                                                 --------------------------
                                                 Anastassis Margaronis
                                                 President




SK 23159 0002 726721